Exhibit 99.1

NAYAX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2023
(Unaudited)

NAYAX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2023

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NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2023	2022
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	31,050	33,880
Restricted cash transferable to customers for processing activity	50,575	34,119
Short-term bank deposits	1,234	83
Receivables in respect of processing activity	32,404	25,382
Trade receivable, net	32,462	27,412
Inventory	22,924	23,807
Other current assets	7,215	5,777
Total current assets	177,864	150,460

NON-CURRENT ASSETS:
Long-term bank deposits	1,315	1,336
Other long-term assets	5,196	2,948
Investment in associates	5,837	6,579
Right-of-use assets, net	6,340	7,381
Property and equipment, net	5,930	6,668
Goodwill and intangible assets, net	59,344	55,116
Total non-current assets	83,962	80,028
TOTAL ASSETS	261,826	230,488

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2023	2022
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	18,069	7,684
Current maturities of long-term bank loans	1,033	1,052
Current maturities of loans from others and other long-term liabilities	4,990	4,126
Current maturities of leases liabilities	2,216	2,206
Payables in respect of processing activity	94,846	63,336
Trade payables	12,135	14,574
Other payables	17,936	17,229
Total current liabilities	151,225	110,207

NON-CURRENT LIABILITIES:
Long-term bank loans	861	1,444
Long-term loans from others and other long-term liabilities	3,606	7,062
Post-employment benefit obligations, net	429	403
Lease liabilities	5,058	5,944
Deferred income taxes	691	793
Total non-current liabilities	10,645	15,646
TOTAL LIABILITIES	161,870	125,853

EQUITY:
Share capital	8	8
Additional paid in capital	152,648	151,406
Capital reserves	9,880	9,771
Accumulated deficit	(62,580)	(56,550)
TOTAL EQUITY	99,956	104,635
TOTAL LIABILITIES AND EQUITY	261,826	230,488

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

		Six months ended June 30		Three months ended June 30
		2023	2022	2023	2022
		U.S. dollars in thousands
	Notes	(Excluding loss per share data)

Revenues	4	108,569	75,343	56,159	41,211
Cost of revenues	5	(69,838)	(48,144)	(35,303)	(27,105)
Gross Profit		38,731	27,199	20,856	14,106

Research and development expenses		(10,106)	(10,692)	(4,970)	(5,098)
Selling, general and administrative expenses		(33,967)	(29,946)	(17,536)	(15,121)
Depreciation and amortization in respect of technology and capitalized development costs		(2,814)	(2,111)	(1,674)	(1,066)
Other expenses		-	(866)	-	(866)
Share of loss of equity method investees		(741)	(1,071)	(383)	(570)
Operating loss		(8,897)	(17,487)	(3,707)	(8,615)
Finance expenses		(118)	(2,357)	(40)	(1,499)
Loss before taxes on income		(9,015)	(19,844)	(3,747)	(10,114)
Income tax expense		(485)	(285)	(226)	(235)
Loss for the period		(9,500)	(20,129)	(3,973)	(10,349)

Loss per share of the Company:
Basic and diluted loss per share		(0.288)	(0.614)	(0.120)	(0.316)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands
Loss for the period	(9,500)	(20,129)	(3,973)	(10,349)

Other comprehensive loss for the period:
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	109	(489)	70	(339)
Total comprehensive loss for the period	(9,391)	(20,618)	(3,903)	(10,688)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes in the six months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(9,500)	(9,500)
Other comprehensive income for the period	-	-	-	-	109	-	109
Employee options exercised	*	1,242	-	-	-	-	1,242
Share-based payment	-	-	-	-	-	3,470	3,470
Balance on June 30, 2023	8	152,648	248	9,503	129	(62,580)	99,956

Balance at January 1, 2022	8	150,366	102	9,503	394	(28,697)	131,676
Changes in the six months ended June 30, 2022:
Loss for the period	-	-	-	-	-	(20,129)	(20,129)
Other comprehensive loss for the period	-	-	-	-	(489)	-	(489)
Employee options exercised	*	397	-	-	-	-	397
Share-based payment	-	-	-	-	-	5,635	5,635
Balance on June 30, 2022	8	150,763	102	9,503	(95)	(43,191)	117,090

(*) Represents an amount lower than $1 thousand.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at April 1, 2023	8	151,710	248	9,503	59	(60,286)	101,242
Changes in the three months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(3,973)	(3,973)
Other comprehensive income for the period	-	-	-	-	70	-	70
Employee options exercised	*	938	-	-	-	-	938
Share-based compensation	-	-	-	-	-	1,679	1,679
Balance on June 30, 2023	8	152,648	248	9,503	129	(62,580)	99,956

Balance at April 1, 2022	8	150,460	102	9,503	244	(35,217)	125,100
Changes in the three months ended June 30, 2022:
Loss for the period	-	-	-	-	-	(10,349)	(10,349)
Other comprehensive loss for the period	-	-	-	-	(339)	-	(339)
Employee options exercised	*	303	-	-	-	-	303
Share-based compensation	-	-	-	-	-	2,375	2,375
Balance on June 30, 2022	8	150,763	102	9,503	(95)	(43,191)	117,090

(*) Represents an amount lower than $1 thousand.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(9,500)	(20,129)	(3,973)	(10,349)
Adjustments to reconcile net loss to net cash provided by (used in) operations (see Appendix A)	8,722	1,942	2,310	(4,892)
Net cash used in operating activities	(778)	(18,187)	(1,663)	(15,241)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(7,984)	(6,131)	(4,449)	(3,269)
Acquisition of property and equipment	(274)	(599)	(178)	(410)
Loans granted to an equity method investee	(620)	-	(620)	-
Increase in bank deposits	(1,182)	(7,048)	(1,123)	(370)
Payments for acquisitions of subsidiaries, net of cash acquired	-	440	-	440
Interest received	448	35	424	35
Investments in financial assets	(97)	(6,686)	(97)	(1,014)
Proceeds from sub-lessee	69	-	69	-
Net cash used in investing activities	(9,640)	(19,989)	(5,974)	(4,588)

CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(1,020)	(261)	(745)	(120)
Changes in short-term bank credit	10,874	-	6,643	-
Royalties paid in respect to government assistance plans	(67)	(36)	(67)	(36)
Transactions with non-controlling interests	-	(186)	-	-
Repayment of long-term bank loans	(502)	(1,711)	(248)	(248)
Repayment of long-term loans from others	(2,261)	(1,568)	(1,055)	(626)
Repayment of other long-term liabilities	(136)	(148)	(67)	(73)
Employee options exercised	1,033	501	937	410
Principal lease payments	(1,063)	(656)	(489)	(205)
Net cash provided by (used in) financing activities	6,858	(4,065)	4,909	(898)

Decrease in cash and cash equivalents	(3,560)	(42,241)	(2,728)	(20,727)
Balance of cash and cash equivalents at beginning of period	33,880	87,332	33,212	64,752
Gains (losses) from exchange differences on cash and cash equivalents	537	(3,897)	424	(2,618)
Gains (losses) from translation differences on cash and cash equivalents of foreign activity operations	193	568	142	355
Balance of cash and cash equivalents at end of period	31,050	41,762	31,050	41,762

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	5,783	3,936	3,156	1,932
Post-employment benefit obligations, net	26	(42)	22	(19)
Deferred taxes	(72)	(107)	(36)	(53)
Finance expenses (income), net	(1,018)	2,988	(807)	2,034
Expenses in respect of long-term employee benefits	98	91	38	41
Share of loss of equity method investees	741	1,071	383	570
Long-term deferred income	(52)	(52)	(26)	(26)
Expenses in respect of share-based compensation	2,985	5,165	1,425	2,063
Total adjustments	8,491	13,050	4,155	6,542

Changes in operating asset and liability items:
Decrease (Increase) in restricted cash transferable to customers for processing activity	(16,456)	(9,021)	(6,493)	338
Increase in receivables from processing activity	(7,023)	(7,965)	(4,662)	(2,777)
Increase in trade receivables	(4,949)	(5,851)	(2,517)	(4,784)
Increase in other current assets	(238)	(7,063)	(1,237)	(7,326)
Decrease (Increase) in inventory	850	(10,208)	4,432	(7,960)
Increase in payables in respect of processing activity	31,510	15,645	15,095	609
Increase (Decrease) in trade payables	(2,032)	12,106	(4,516)	11,160
Increase (Decrease) in other payables	(1,431)	1,249	(1,947)	(694)
Total changes in operating asset and liability items	231	(11,108)	(1,845)	(11,434)
Total adjustments to reconcile net loss to net cash provided by (used in) operations	8,722	1,942	2,310	(4,892)

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	2	70	2	70
Acquisition of right-of-use assets through lease liabilities	338	380	243	0
Share based payments costs attributed to development activities, capitalized as intangible assets	485	470	254	312
Recognition of receivable balance in respect of sub-lease against derecognition of right-of-use asset in respect of lease of buildings	455	-	455	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
Nayax Ltd. (hereafter – the “Company”) was incorporated in January 2005. The Company provides processing and software as a service (SaaS) business operations solutions and services via a global platform. The Company is marketing its POS devices and SaaS solutions it developed in more than 60 countries worldwide (including Israel) through subsidiaries (the Company and the subsidiaries, hereafter – the “Group”) and through local distributors.

The Company is a public entity and its shares are being traded on the Tel Aviv Stock Exchange (TASE) since May 2021. On September 21, 2022, Company's Ordinary Shares were listed on the Nasdaq Global Select Market under the symbol NYAX. As of that date, the Company is dual listed on Nasdaq and the TASE.

b.
These condensed consolidated interim financial statements were approved by the Board of Directors on September 27, 2023, and should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2023.

NOTE 2 - BASIS OF PREPARATION OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

a.
The unaudited condensed consolidated interim consolidated financial statements of the Company as of June 30, 2023, and for the six-months and three-months interim periods ended on that date (hereinafter: "the Condensed Interim Financial Information") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2022, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of the Group and in the six -months and three-months periods ended June 30, 2023, do not necessarily provide indication of the results that can be expected in the year ended December 31, 2023.

b.	Estimates and judgments

The preparation of Condensed Interim Financial Information requires management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Group's accounting policy and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates. In preparation of these Condensed Interim Financial Information, the significant accounting judgment exercised by management in implementing the accounting policy of the Group and the uncertainty associated with key sources of estimates are identical to those in the consolidated annual financial statements for the year ended December 31, 2022.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies and calculation methods that have been applied in the preparation of the Condensed Interim Financial Information are consistent with those used in the preparation of the Group's 2022 annual Consolidated Financial Statements.

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NAYAX LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - REVENUES

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands

Revenues from sale of integrated POS devices	39,952	27,394	19,833	15,777
Recurring revenues:
SaaS revenues	27,473	21,172	14,284	10,825
Payment processing fee	41,144	26,777	22,042	14,609
	68,617	47,949	36,326	25,434
Total	108,569	75,343	56,159	41,211

NOTE 5 - COST OF REVENUES

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands

Cost of integrated POS devices sales	33,913	25,516	16,138	14,674
Cost of recurring revenues	35,925	22,628	19,165	12,431
Total	69,838	48,144	35,303	27,105

NOTE 6 - EVENTS DURING THE REPORTING PERIOD

a. Short-term credit facility

a.
As of December 31, 2022, the Company had a short-term credit facility in the amount of NIS 35 million ($10.6 million) from an Israeli bank that bears a prime based variable interest rate. In April 2023, the short-term credit facility was increased to NIS 42.5 million ($11.5 million).

b.	In May 2023, the Company received a short-term credit facility in the amount of NIS 17 million ($4.6 million) from an Israeli bank that bears a prime based variable interest rate.

c.	Under the two above financing agreements, the Company is required to meet certain financial covenants. As of June 30, 2023, the Company met all the covenants.

b. Acquisition of Roseman Engineering Ltd.

On January 31, 2023, the Company entered into a binding agreement for the purchase of the entire share capital (hereinafter "Purchased Shares") of Roseman Engineering Ltd. and Roseman Holdings Ltd. (hereinafter, together, "Roseman"). Roseman are private entities founded under the law of the State of Israel that manage smart systems in the fields of refueling, charging stations and management system for vehicle fleets. In consideration of the transaction, the Company will pay to Roseman NIS 15,000 thousand (the “Purchase Price”). The agreement is subject to certain closing conditions and as of the date of these financial statements, the purchase is pending the approval of the Israeli Competition Authority (hereinafter the “ICA”).

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NAYAX LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continue)

c. Submission of the shelf prospectus at the Israel Securities Authority

During the six months ended June 30, 2023, the Company filed with the Israel Securities Authority (hereinafter "ISA") a shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus allows the Company to raise from time to time funds through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company.

On August 23, 2023, the Shelf Prospectus was approved in principle by the ISA. The Shelf Prospectus will be effective for a period of one year from the date of the approval, subject to potential extensions. The Company has not yet made any decision as to any offering of any securities, nor as to the scope, terms or timing of any offering, and there is no certainty that any such offering will be made.

d. Collaboration agreement of IoT Technology Holdings Ltd.

On June 21, 2023, a new agreement of collaboration (hereinafter "New Agreement") was signed between the Company, Bank Hapoalim (hereinafter "BHP"), Mr. Alon Feit (hereinafter "Feit"), IoT Capital Ltd. (hereinafter "IoT Capital"), and IoT Technology Holdings Ltd., a new Israeli company (hereinafter "IoT Technology" or the "Receiving Company", all together the "Collaborators" or the "Parties"). The New Agreement replaces an older agreement (hereinafter "the Old Agreement") signed on June 9, 2022 between the Parties which was signed to establish and operate an innovative international platform, which shall provide financing options mainly for small and medium businesses for acquiring POS devices, automated vending machines and electric vehicle charging stations. Under the terms of the Old Agreement, the Parties shall incorporate IoT Technology with an initial holding structure according to which 49.1% of IOT’s share capital shall be held by the Company, 30.9% by Feit, and 20% by Bank Hapoalim. For further information on the Old Agreement, please refer to Note 6(g) in the 20-F for the year ended December 31, 2022 as published on March 1, 2023.

Under the terms of the New Agreement, the initial holding structure remained unchanged as determined by the Old Agreement. The New Agreement also sets the same amounts as determined by the Old Agreement where the Company shall invest in the Receiving Company an amount of $1.5 million, Feit shall invest an amount of $0.5 million, and Bank Hapoalim shall invest an amount of $1.5 million and provide an additional loan of $1.5 million. Similar to the Old Agreement, the New Agreement also includes three options, where;

a)
First Call Option - a Call Option granted to the Company to buy from BHP and Feit such number of shares that following the exercise of the First Call Option, the Company will hold 50.1% of the voting rights in IoT Technology, such that the Company will be able to consolidate the Company in its financial statements. The option can be exercised by the Company between two to eleven years from signing of the New Agreement date. As of June 30, 2023, the fair value of the First Call Option was determined to be $1,918 thousand.

b)
Second Call Option - a Second Call Option granted to the Company to buy from BHP and Feit such number of shares that following the exercise option the Company will hold 100% from IoT Technology. The option can be exercised by the Company at any time during a period of ten years following the exercise of the First Call Option and in no event later than fourteen years from the signing of New Agreement.

c)
Put Option - the Put Option granted by the Company to BHP and Feit to sell the remaining shares of IoT Technology. The Put Option shall be exercisable commencing at any time following the lapse of two years following the signing of the New Agreement and ending upon the lapse of the Second Call Option period.

The investment in IoT Technology shares is treated under the equity method as required by IAS 28 "Investments in Associates and Joint Ventures".

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NAYAX LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continue)

d. Collaboration agreement of IoT Technology Holdings Ltd. establishment (continue)

The following table presents the balances related to the investment in IoT Technology as of the date of the New Agreement:

U.S. Dollars in thousands
Financial assets at fair value through profit or loss (*)	1,918
Liability for deferred consideration	1,500
Deferred income (**)	418

(*)	The options mentioned above are measured at fair value through profit and loss. As of June 30, 2023, there has been no impact through profit on the Company's profit and loss report.

(**)	Deferred income represents an advance for providing future services by the Company to IoT Technology.

e. On Track Innovation Ltd. – Israel Competition Authority

During the six months ended June 30, 2023, the ICA has requested from Nayax certain documents and other information related mainly to its acquisition of On Track Innovation Ltd. The Company has provided the requested information and commenced discussions with the ICA, which are ongoing.

NOTE 7 - FINANCIAL INSTRUMENTS

Fair value of financial assets and financial liabilities

The carrying amounts of all financial assets and financial liabilities in the Company's statement of financial position reasonably approximate their fair value.

NOTE 8 - LOSS PER SHARE

a.	Basic

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue (in thousands excluding loss per share data):

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
Loss for the period	(9,500)	(20,129)	(3,973)	(10,349)
Weighted average of number of ordinary shares	33,023	32,781	33,075	32,805
Basic loss per ordinary share	(0.288)	(0.614)	(0.120)	(0.316)

b. Diluted

Instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive (thousands of shares):

	June 30, 2023	June 30, 2022
Options and unvested RSU issued as part of share-based payment	3,737	3,893

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NAYAX LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHARE BASED COMPENSATION

June 26, 2023 award

Allotment date	Share price	Exercise price	Expected term	Risk-free interest rate	Average standard deviation	Fair value
June 26, 2023 – Options	$19.34	$18.83	5	3.96%	67.8%	$11.03
June 26, 2023 – RSUs	$19.34	-	-	-	-	$19.34

On June 26, 2023, the Company allotted 27,500 options and 137,524 restricted share units (RSUs) to employees of the Company and subsidiaries. The vesting period of the options and RSUs is 4 years, with 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

In respect of employees and officers in Israel, all plans described above are supposed to be managed under the rules of the capital option, as set out in Section 102 of the Income Tax Ordinance. The allotments to Israelis who are not employees are subject to Section 3(i) to the Income Tax Ordinance. Overseas employees and service providers are subject to tax laws in their respective countries.

NOTE 10 - SUBSEQUENT EVENTS

Credit Facility from an Israeli Bank

In July 2023, the Company received a short-term credit facility from an Israeli bank in the amount of $9,750 thousand. The short-term credit facility bears a prime based variable interest rate.

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